                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 7
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                     MICRON TECHNOLOGY, INC.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                            595112-4
                         (CUSIP Number)

                     Jacques K. Meguire, Esq.
                       Kenda K. Tomes, Esq.
                  SONNENSCHEIN NATH & ROSENTHAL
                        8000 Sears Tower
                     Chicago, Illinois  60606
                    Telephone:  (312) 876-8000
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)


                         July 11, 1996
     (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ]

  Check the following box if a fee is being paid with this statement [ ].

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                (Continued on following page(s))

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John R. Simplot
     ###-##-####
_________________________________________________________________

2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                           (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                :
                                :  (7)  SOLE VOTING POWER
                                :       13,840,100
                                :________________________________
                                :
                                :  (8)  SHARED VOTING POWER
                                :       22,400
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  (9)  SOLE DISPOSITIVE POWER
                                :       13,840,100
                                :________________________________
                                :
                                : (10)  SHARED DISPOSITIVE POWER
                                :       22,400
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,862,500
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.6%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. R. Simplot Self-Declaration of Revocable Trust dated
     December 21, 1989
_________________________________________________________________

2    CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Idaho
_________________________________________________________________
                                :
                                :  (7)  SOLE VOTING POWER
                                :       1,717,651
                                :________________________________
                                :
                                :  (8)  SHARED VOTING POWER
                                :       -O-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  (9)  SOLE DISPOSITIVE POWER
                                :       1,717,651
                                :________________________________
                                :
                                : (10)  SHARED DISPOSITIVE POWER
                                :       -O-
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,717,651
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.8%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               OO
_________________________________________________________________

CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JRS Properties L.P.
     EIN #82-0485383
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Idaho
_________________________________________________________________
                                :
                                :  (7)  SOLE VOTING POWER
                                :       12,122,449
                                :________________________________
                                :
                                :  (8)  SHARED VOTING POWER
                                :       -O-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  (9)  SOLE DISPOSITIVE POWER
                                :       12,122,449
                                :________________________________
                                :
                                : (10)  SHARED DISPOSITIVE POWER
                                :       -O-
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,122,449
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [X]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.8%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               PN
_________________________________________________________________

     This Amendment No. 7 to Schedule 13D (the "Schedule 13D") is being filed on behalf of John R. Simplot ("Mr. Simplot"), J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Revocable Trust") and JRS Properties, L.P. (the "Partnership") to further amend the Schedule 13D as originally filed on February 20, 1992, as subsequently amended and restated by Amendment No. 4 to Schedule 13D filed on November 29, 1995 by J.R. Simplot Company (the "Company"), Simplot Canada Limited,
Mr. Simplot, the Revocable Trust and the Partnership (collectively the "Reporting Persons") and as subsequently amended. Capitalized terms used herein and not otherwise defined have the same meanings as provided in the Amendment No. 4 to
Schedule 13D. This Amendment No. 7 does not amend any information with respect to Simplot Canada Limited.

Item 4. Purpose of Transaction, is hereby amended by adding the following thereto:

     (a) The Company expects that it will shortly enter into a series of agreements with Canadian Imperial Bank of Commerce pursuant to which the Company would hedge the investment risk associated with its ownership of 2,400,000 shares of Common Stock (such shares, the "Shares"). Such agreements would include, among other things, a forward sale of the Shares to CIBC, a nonrecourse loan agreement under which the Company would borrow approximately $45 million from CIBC to fund the Company's capital requirements in its core businesses, and a pledge of the Shares to secure the Company's obligations under the forward sale and the loan agreement. The Company understands that CIBC Wood Gundy Securities Corp., an affiliate of CIBC, has hedged substantially all of CIBC's anticipated obligations under the forward sale.

     The Company may from time to time in the future sell portions of its other holdings of Common Stock to fund requirements for investments in its core businesses.

     The securities listed in Item 5 as held by Mr. Simplot, the Trust and the Partnership are held for investment. Subject to availability and price, and subject to applicable laws and regulations, Mr. Simplot, the Trust and the Partnership may acquire additional shares of Common Stock, or may dispose of shares of Common Stock owned by them at any time or from time to time to the extent necessary to reduce exposure under previously-reported margin loans.

     (b)-(j) Not applicable.

Item 5. Interest in Securities of the Issuer, is hereby amended by adding the following thereto:

     (a)-(b) Mr. Simplot beneficially owns an aggregate of 13,862,500 shares of Common Stock of Micron Technology, Inc. ("Micron") consisting of 1,717,600 shares held in the Revocable Trust, 12,122,449 shares held by the Partnership, 51 shares held by the S-Sixteen Partnership, 22,400 shares held in joint tenancy with his spouse. Mr. Simplot has the sole power to direct the disposal of, and the sole power to direct the vote of, 13,840,100 shares of Common Stock. Mr. Simplot shares with his spouse the power to direct the disposal of, and to direct the vote of, 22,400 shares of Common Stock. Such 13,862,500 shares represent 6.6% of the outstanding Common Stock (based on the number of shares outstanding as reported on Micron's Form 10-Q for the quarter ended May 30, 1996 (the "Micron 10-Q")).

     The Revocable Trust beneficially owns an aggregate of 1,717,651 shares of Common Stock, consisting of (x) 1,717,600 shares held in the Revocable Trust and (y) 51 shares held by the S-Sixteen Partnership. Mr. Simplot, as sole trustee of the Revocable Trust, has the sole power to direct the disposal of, and the sole power to direct the vote of, the 1,717,651 shares of Common Stock. Such shares represent 0.8% of the outstanding Common Stock (based on the number of shares outstanding as reported on the Micron 10-Q). The Revocable Trust disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

     The Partnership beneficially owns 12,122,449 shares of Common Stock. Mr. Simplot, as general partner of the Partnership, has the sole power to direct the disposal of, and the sole power to direct the vote of, the 12,122,449 shares of Common Stock. Such shares represent 5.8% of the outstanding Common Stock (based on the number of shares outstanding as reported on the Micron 10-Q). The Partnership disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

     (c) On July 11, 1996, in order to reduce its exposure under previously-reported margin loans, the Revocable Trust sold an aggregate of 4,200,000 shares of Common Stock in public sales on the New York Stock Exchange and the Chicago Stock Exchange at the following prices (before brokerage commissions):

          No. of shares       Price per Share
          =============       ===============

                25,000             $24.00
                50,000             $23.75
               195,000             $23-5/8
                37,400             $23.50
               142,600             $23-1/8
               120,000             $23.00
               288,300             $22-7/8
                79,100             $22.75
               202,600             $22-5/8
               461,300             $22.50
                73,700             $22-3/8
               325,000             $22.25
                50,000             $22-1/8
               200,000             $22.00
                54,100             $21-7/8
                95,400             $21.75
                30,000             $21-5/8
               128,500             $21.50
                 7,000             $21-3/8
               144,400             $21.25
               190,600             $21.00
               325,000             $20.75
                77,000             $20-5/8
               308,000             $20.50
               590,000             $20-3/8

     (d)-(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer is hereby amended by adding the following thereto:

     On February 23, 1996, pursuant to the Limited Partnership Agreement for the JRS Properties L.P. dated November 1, 1995 (the "Partnership Agreement"), the Revocable Trust transferred 6,000,000 shares of Common Stock to Mr. Simplot, who contributed it to the Partnership. This contribution did not affect the number of shares beneficially owned by Mr. Simplot.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 1996                   Dated:  July 11, 1996

J. R. Simplot Company                   John R. Simplot

By:     /s/ RONALD N. GRAVES            /s/ JOHN R. SIMPLOT
Title:  Secretary


Dated:  July 11, 1996                   Dated:  July 11, 1996

JRS Properties L.P.                     J. R. Simplot Self-
                                        Declaration of Revocable
                                        Trust dated December 21,
                                        1989

By:  /s/ JOHN R. SIMPLOT                By:  /s/ JOHN R. SIMPLOT
     John R. Simplot,                        John R. Simplot,
     as General Partner                      as Trustee